Filed by National Commerce Financial Corporation
pursuant to Rule 425
under the Securities Act of 1933, as amended and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: National Commerce Financial Corporation Exchange Act File Number of Subject Company: 0-6094

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between SunTrust Banks, Inc. ("SunTrust") and National Commerce Financial Corporation ("NCF"), including future financial and operating results, SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SunTrust's and NCF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of SunTrust and NCF stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause SunTrust's and NCF's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K of SunTrust and NCF, and in the Quarterly Reports on Form 10-Q of SunTrust and NCF filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). The forward-looking statements in this filing speak only as of the date of the filing, and neither SunTrust nor NCF assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on March 2, 2004, and information regarding NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Contact:
SunTrust Banks, Inc.		National Commerce Financial Corp.
Investors	Media	Investors	Media
Gary Peacock	Barry Koling	Tim Schools	Eileen Sarro
(404) 658-4879	(404) 230-5268	(901) 523-3087	(901) 523-3605

For Immediate Release
May 9, 2004

SunTrust Banks and National Commerce Financial to Merge

Transaction Creates Incomparable High-Growth Franchise in Southeast US, Underscores SunTrust
Focus on "Growth, Performance and Shareholder Value"

ATLANTA and MEMPHIS, TN - SunTrust Banks, Inc. (NYSE: STI) and National Commerce Financial Corporation (NYSE: NCF) announced today the signing of a definitive merger agreement, leading to the creation of an incomparable financial services franchise concentrated in the fast-growing, demographically strong Southeastern United States.

The combined company, which will operate as SunTrust, will have the highest growth geographic "footprint" among the top 20 US banks. It will rank number three in overall market share in the Southeast, with a top five ranking in 20 of the 25 largest high-growth markets in the region. SunTrust will rank as the seventh-largest US bank with $148 billion in assets, $97 billion in deposits, and 1,723 full-service offices in 11 states plus the District of Columbia.

The merger, which is subject to approval by regulatory authorities and by shareholders of both companies, is expected to close in the fourth quarter of 2004. The merger is expected to be cash accretive to SunTrust earnings immediately and GAAP accretive beginning in 2006.

Under the terms of the definitive agreement, which has been approved by both boards of directors, National Commerce shareholders will have the right, subject to proration, to elect to receive cash or SunTrust common stock, in either case having a value equal to $8.625 plus .3713 SunTrust shares. Based on the price of STI shares at the close of business on Friday May 7, 2004, the transaction is valued at $33.46 per NFC share, for a total transaction value of $6.98 billion. The total consideration consists of approximately $1.8 billion in cash and approximately 77.5 million SunTrust shares.

"National Commerce, with its great franchise, talented people and high standards, is a superb fit for SunTrust. Our companies complement each other perfectly in terms of customer focus, geographic coverage and business orientation," said L. Phillip Humann, SunTrust Chairman, President and Chief Executive Officer. Mr. Humann noted that "this merger also demonstrates how SunTrust's deliberate and highly selective approach to mergers and acquisitions is supportive of our institutional focus on growth opportunities, superior financial performance and enhanced shareholder value."

"This merger means great things for NCF employees, for our shareholders and especially for our customers," said William R. Reed, Jr., NCF President and Chief Executive Officer. "From a cultural perspective, SunTrust operates a similar banking model of regional banks, with local decision-making that keeps the bankers in tune with and responsive to customers' needs. Customers will have access to a deeper and broader array of products and services in a larger geographic footprint. They'll continue to see the benefits of our merger as we couple the strengths of SunTrust with the high entrepreneurial energy of NCF, with a sustained focus on retail growth, community banking, operating efficiency, asset quality and continued investment in de novo opportunities. And because there is little overlap between our footprints, our customers will continue to do business with the people they know and trust."

The combined company board of directors will have 18 members, made up of SunTrust's existing 14 directors plus four new directors from National Commerce. Mr. Reed will continue in his current capacity until the transaction closes; at that time, he will assume a senior executive role within the combined organization. It is anticipated that other members of NCF's executive management team will also play significant roles in the post-merger environment.

The companies said that "ensuring smooth integration and continuity in customer service is merger priority number one." To that end a comprehensive merger integration process has been established, with experienced leadership from both organizations, to draw upon each partner's success in prior merger integrations. As an early illustration of the combined company's customer orientation, SunTrust and NCF customers will, beginning later this week, be able to use ATMs of either bank without any usage fee.

SunTrust said it anticipates that the combined company can reduce annual operating expenses by approximately $117 million, or 20 percent of NCF's total expense base. Approximately 60 percent of those savings would be realized in 2005, with 100 percent realized beginning in 2006.

SunTrust and National Commerce said that cost reductions will come primarily from careful consolidation of various administrative and back-office functions. The companies noted that with limited overlap in their geographic banking networks, no branch-based job eliminations will result from any merger-related branch consolidations. The companies said they anticipated that a "substantial majority" of other job eliminations would be achieved through normal attrition.

Senior management will present details of the merger on a conference call on May 10, 2004 at 10:00 a.m. (Eastern Time). Individuals are encouraged to call in beginning at 9:45 a.m. by dialing 1-888-822-9863 (Passcode: Gary Peacock). Individuals calling from outside the United States should dial 1-484-630-1854 (Passcode: Gary Peacock). A replay of the conference call will be available until 6:00 p.m. (Eastern Time) on May 31, 2004 by dialing 1-888-567-0410 or 1-402-998-1782 (passcode: Gary Peacock).

Alternatively, individuals may listen to the live webcast of the presentation by visiting the SunTrust Web site at www.suntrust.com. The webcast will be hosted under "Investor Relations" located under "About SunTrust". Beginning the afternoon of May 10, 2004, listeners may access an archived version of the presentation in the "Webcasts" subsection found under "Investor Relations".

SunTrust was advised by Goldman, Sachs & Co. and SunTrust Robinson Humphrey, received a fairness opinion from Goldman, Sachs & Co., and was advised by the law firms of Skadden, Arps, Slate, Meagher & Flom and King & Spalding. National Commerce Financial was advised by UBS Securities LLC and J.P. Morgan Securities Inc. both of whom provided fairness opinions, and the law firms of Wachtell, Lipton, Rosen & Katz and Bass, Berry & Sims.

ABOUT NATIONAL COMMERCE FINANCIAL

National Commerce Financial Corporation, headquartered in Memphis, Tennessee, is a sales and marketing organization that delivers select financial and consulting services through a national network of banking and non-banking affiliates. With $23 billion in assets, NCF operates almost 500 branches in 14 of the nation's fastest growing metropolitan areas throughout the southeast.

ABOUT SUNTRUST

SunTrust Banks, Inc., headquartered in Atlanta, Georgia, is one of the nation's largest commercial banking organizations. As of March 31, 2004 SunTrust had total assets of $125.2 billion and total deposits of $80.9 billion. The company operates through an extensive distribution network primarily in Florida, Georgia, Maryland, Tennessee, Virginia and the District of Columbia and also serves customers in selected markets nationally. Its primary businesses include deposit, credit, trust and investment services.

Through various subsidiaries the company provides credit cards, mortgage banking, insurance, brokerage and capital markets services. SunTrust's Internet address is www.suntrust.com.

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This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between SunTrust Banks, Inc. ("SunTrust") and National Commerce Financial Corporation ("NCF"), including future financial and operating results, SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SunTrust's and NCF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of SunTrust and NCF stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause SunTrust's and NCF's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Reports on Form 10-K of SunTrust and NCF, and in the Quarterly Reports on Form 10-Q of SunTrust and NCF filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov). The forward-looking statements in this press release speak only as of the date of the filing, and neither SunTrust nor NCF assumes any obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about SunTrust and NCF, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to SunTrust Banks, Inc., 303 Peachtree St., N.E., Atlanta, Georgia 30308; Attention: Investor Relations; or National Commerce Financial Corporation, One Commerce Square, Memphis, Tennessee, 38159; Attention: Investor Relations.

The respective directors and executive officers of SunTrust and NCF and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding SunTrust's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by SunTrust on March 2, 2004, and information regarding NCF's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by NCF on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.